UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to ___

Commission File Number 1-08323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Cigna 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Cigna Corporation 900 Cottage Grove Road Bloomfield, Connecticut 06002

Required Information

Financial statements and schedules for the Cigna 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN

Financial Statements and
Supplemental Schedule

December 31, 2015 and 2014

CIGNA 401(k) PLAN TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

Notes to the Financial Statements	4

Supplemental Schedule*
Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 *Other supplemental schedules required by Section 2520.103‑10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable	14

Report of Independent Registered Public Accounting Firm

To the Administrator of
Cigna 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cigna 401(k) Plan (the "Plan") at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 10, 2016

CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2015	2014
	(In thousands)
Assets

Investments, at fair value (See Note 4)	$2,823,060	$2,542,514

Investments, at contract value (See Note 5)	1,810,471	1,719,145

Notes receivable	94,193	86,823

Employer contributions receivable	5,455	4,949

Net assets available for benefits	$4,733,179	$4,353,431

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31,
2015
(In thousands)

Net appreciation in fair value of investments	$257,266

Investment Income

Interest	63,139

Dividends	243

Net investment income	63,382

Interest income on notes receivable from participants	2,630

Contributions

Employee contributions	194,607

Employer contributions	104,130

Rollover contributions	26,040

Total contributions	324,777

Deductions

Benefits paid to participants	(266,063)

Plan expenses	(2,244)

Total deductions	(268,307)

Net increase	379,748

Net assets available for benefits
Beginning of year	4,353,431

End of year	$4,733,179

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of the Plan

The following description of the Cigna 401(k) Plan (the Plan) provides general information only.  A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the Plan's Summary Plan Description and Prospectus.  Generally, all U.S.-based employees of Cigna Corporation ("Cigna", the "Company" or "Plan Sponsor") and its participating subsidiaries are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  As of December 31, 2015 and 2014 and for the year ended December 31, 2015, Prudential Bank & Trust, FSB, was the Trustee for the Plan.

Plan Administration

The Cigna Corporation Retirement Plan Committee, which is comprised of three members of Cigna's management, is the primary Plan fiduciary. This committee delegates responsibility for administration of the Plan to the Plan Administrator, a Cigna employee, and responsibility for the Plan's financial management to Cigna's Chief Financial Officer (CFO).    The Plan Administrator and CFO have arranged with Prudential Retirement Insurance and Annuity Company (PRIAC) to perform the primary administrative, recordkeeping and asset management functions on behalf of the Plan.  The Retirement Plan Committee is responsible for, among other things, selecting and monitoring the Plan's investments.

Investments

The Plan's investment options include a fixed group annuity contract (the Fixed Income Fund), which is a fully benefit-responsive investment contract (see Note 5); Cigna common stock; and pooled separate accounts that invest in a variety of underlying funds. Participants may transfer assets among the investment options, subject to certain restrictions.  For example, transfers involving assets invested in Cigna common stock may be subject to restrictions imposed under Cigna Corporation's Policy on Securities Transactions and Insider Trading.  See Notes 4 and 5 for additional information regarding the Plan's investment options.

Effective July 1, 2014, the Plan uses an age-appropriate Moderate target portfolio under Prudential Retirement's GoalMaker® asset allocation program (GoalMaker) as its default investment option. Before July 1, 2014, the Plan used an age-appropriate Conservative target portfolio under GoalMaker.  GoalMaker meets the requirements to be a Qualified Default Investment Alternative (QDIA) under federal law.  Participants are invested in the QDIA if they have not made their own investment allocation election or may be invested due to a plan merger if they do not elect how their old plan account should be invested after the merger of plans.

Employee Contributions

The Plan permits employees to make pre-tax and Roth contributions (regular and catch-up). The contribution rate maximum is 80% of a participant's eligible pay.  This is a total limit that applies to all employee contributions.  As a result of the Plan's use of a "qualified automatic contribution arrangement" safe harbor, highly-compensated employees are not subject to a separate contribution rate limit.

The Plan uses an automatic contribution rate increase program called Contribution Accelerator.  If an eligible participant's pre-tax contribution rate is at least 1% but less than 7%, the contribution rate is automatically increased 1% at the beginning of each year until it reaches 7%.  The Plan was recently amended so that, effective January 1, 2016, the maximum automatic contribution rate was increased to 8%.  Eligible participants can opt out of Contribution Accelerator or change the date when the increase would go into effect each year.

All employees, however, are still subject to the annual dollar limit set by the Internal Revenue Service (IRS).  Employee contributions may be invested in any combination of investment options offered by the Plan subject to certain other Internal Revenue Code (IRC) limitations and any restrictions imposed under Cigna Corporation's Policy on Securities Transactions and Insider Trading.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Employer Contributions

All employees are eligible for employer-matching contributions as soon as they join the Plan. Regular matching contributions are made at the same time employee contributions are made, typically bi-weekly, but no less frequently than monthly.

The Plan also provides a "true-up" matching contribution after the close of each Plan year.  The true-up match is an added employer contribution, if needed to make the year's total matching contributions equal to what they would have been on a "look-back" if all employee match eligible contributions were made as of the end of the year and matching contributions were based on the participant's total annual eligible earnings as of the end of the year.  The true-up match provides otherwise missed regular matching contributions for eligible participants caused by changes in an employee's contributions rates during the year.

All types of matching contributions (regular and  true-up) are collectively referred to as "employer contributions."

The maximum effective regular matching contribution is equal to 4.5% of a participant's eligible earnings.  The actual match rate is equal to: 100% of the participant's first 3% of pay contributed (a 3% of pay match), plus 50% of the participant's next 3% of pay contributed (a 1.5% of pay match).  The company match rate applies to pre-tax, Roth contributions and catch-up contributions – to the extent those contributions are part of an employee's first 6% of pay contributed.

Rollover Contributions

The Plan may accept rollover contributions.  Rollover contributions represent distributions received from other "eligible retirement plans," as defined in IRC section 401(a)(31)(E).  Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the employer contribution and (b) investment earnings, net of expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Vesting

Employee contributions and related investment earnings are fully vested at all times.

Employer contributions made after 2009 and related investment earnings become fully vested upon completion of two years of service for employees hired after December 31, 2009.  For employees hired before January 1, 2010, such employer contributions vest 20% after one year of service, and 100% after two years of service.  Employer contributions made before January 1, 2010 continue to vest gradually at the rate of 20% for each year of vesting service and are fully vested after five years.  Employer contributions made at any time and related investment earnings become fully vested earlier when an employee reaches age 65; dies; becomes totally and permanently disabled; or continues to be employed by a participating Cigna company that is sold and does not maintain a successor plan.  Early vesting also would occur if Cigna discontinues matching contributions or terminates the Plan.

Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year.

Forfeitures

A participant who is not fully vested forfeits any unvested employer contributions and related investment earnings upon termination of employment.  Forfeited amounts are restored if a participant returns to Cigna before incurring five consecutive one-year breaks in service.  Otherwise, forfeited amounts are used to reduce future employer contributions.  Effective January 1, 2016, the Plan was amended to provide that forfeitures may be used to offset certain plan expenses (other than routine administrative expenses) as determined by the Plan Administrator and to reduce future employer contributions.  Employer contributions were reduced by forfeited amounts of approximately $1.8 million in 2015.

Notes Receivable

The notes receivable amount represents the unpaid principal balance on unpaid loans. The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, at an annual rate of interest with a specified repayment period.  The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant's vested account balance.  A participant may have no more than two outstanding loans.  Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant's primary residence.  The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities.  The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined.  Loan interest rates remain fixed during the term of the loan.  The loan is secured by the participant's account balance.  PRIAC charges the participant a $50 fee to process Plan loans.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan.  Upon termination of employment for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment.  If the vested account balance is more than $1,000 but not more than $5,000 and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to an Individual Retirement Account or Individual Retirement Annuity (IRA) sponsored by a Prudential Retirement affiliate.  The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA. If a Plan participant with a balance greater than $5,000 terminates and does not withdraw funds, the account becomes inactive. Inactive plan participants can request withdrawals at any time.  Also, when a participant reaches age 70 ½, required minimum distributions must be made in accordance with IRS formulas.  To the extent a participant's account is invested in Cigna common stock, the participant may elect to receive such amounts in shares.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Plan Expenses

Administrative expenses and investment management fees are reported separately, and participant accounts are directly charged, on a quarterly basis, with the same administrative fee regardless of their investment options.  Through March 31, 2015, the annualized fee was 0.05% of the participant's account balance up to a maximum of $210.  Starting April 1, 2015, the annualized fee was decreased to 0.04% and the maximum fee charged to a participant's account was reduced to $200.
Brokers' commissions resulting from buying or selling stock in Cigna common stock are paid from the participants' accounts and are reflected as a reduction of investment income in these financial statements.  Fees related to pooled separate accounts and underlying fund investments are netted against investment returns of each pooled separate account.  Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by Cigna.

Plan Termination
Cigna intends to continue the Plan indefinitely but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time prior to that.  If contributions are discontinued or the Plan is terminated, affected participants will become fully vested.  Upon Plan termination, net assets of the Plan will be distributed in the manner Cigna elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).  Amounts recorded in the financial statements reflect management's estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.  In preparing these financial statements, management has evaluated events that occurred between December 31, 2015 and the date that the financial statements were available to be issued, and determined that no additional disclosures were required.

Valuation of Investments and Income Recognition

Except for the Fixed Income Fund, plan investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value of Cigna common stock is based upon its quoted market price.  Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.  The Fixed Income Fund is measured at contract value, which represents contributions made under the contract, plus earned interest, less participant withdrawals and administrative expenses.  Contract value is the relevant measure for the portion of the new assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recognized when earned.  Dividends are recognized on the ex-dividend date.  Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value (NAV) per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.    The ASU is effective for public entities for fiscal years beginning after December 15, 2015, with early adoption permitted.  Management has elected to early adopt ASU 2015-07 in these financial statements and has determined based on the expanded definition of Readily Determinable Fair Value, (RDFV) per ASU 2015-10, Technical Corrections and Improvements, that NAV of the pooled separate accounts does not qualify as a practical expedient and such investments should continue to be included in the fair value hierarchy.  Adoption and application of the Update therefore has no effect on the Plan's financial statements or disclosures.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II early in these financial statements, via retrospective application. As a result of adopting this Update, fair value disclosures as of December 31, 2015 and 2014 exclude the Fixed Income Fund as required by the guidance.

Note 3 – Mergers

Proposed Merger

In December 2015, Cigna shareholders approved the merger of the Company and Anthem, Inc. (Anthem), with Anthem continuing as the surviving corporation.  Anthem shareholders approved the issuance of shares of Anthem common stock in connection with the merger.    Cigna common stock will continue to be publicly-traded until the closing and will continue to be an available investment option within the Plan until further notice.  Cigna common stock held in the Plan will receive the merger consideration per share as any investor holding Cigna common stock. Subject to certain terms, conditions, and customary operating covenants, each share of Cigna common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive (a) $103.40 in cash, without interest, and (b) 0.5152 of a share of Anthem common stock.  This amount will be credited to each participant's account in the plan that has Cigna common stock investments.

Completing the merger remains subject to certain customary conditions, including the receipt of certain necessary governmental and regulatory approvals and the absence of a legal restraint prohibiting the merger.  While the Company continues to work toward achieving regulatory approval as quickly as possible and to target a closing date in the second half of 2016, the closing will ultimately be subject to the approval and timing of the regulators. In light of the complexity of the regulatory process and the dynamic environment, it is possible that such approvals may not be obtained in 2016.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 4 - Fair Value Measurements

The Plan carries financial instruments, except the Fixed Income Fund and notes receivable, at fair value in the financial statements. Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date.

Fair values are based on quoted market prices when available.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality.  In instances where there is little or no market activity for the same or similar instruments, the Plan estimates fair value using methods, models and assumptions that the Plan believes a hypothetical market participant would use to determine a current transaction price.  These valuation techniques involve some level of estimation and judgment by the Plan which becomes significant with increasingly complex instruments or pricing models.

The Plan has contracted with PRIAC to provide certain investment-related management, accounting and reporting services through their investment professionals.  PRIAC is responsible for determining fair value, as well as the appropriate level within the fair value hierarchy, based on the significance of unobservable inputs. Qualified personnel of the Plan Sponsor review methodologies, processes and controls of third-party pricing services and compares prices on a test basis to those obtained from other external pricing sources or internal estimates. PRIAC performs ongoing analyses of both prices received from third-party pricing services and those developed internally to determine that they represent appropriate estimates of fair value. The controls completed by PRIAC and third-party pricing services include reviewing to ensure that prices do not become stale and whether changes from prior valuations are reasonable or require additional review. Exceptions identified during these processes indicate that adjustments to prices are infrequent and do not significantly impact valuations.

The Plan's financial assets carried at fair value have been classified based upon a hierarchy defined by GAAP.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with significant unobservable inputs (Level 3). An asset's classification is based on the lowest level input that is significant to its measurement.  For example, a financial asset carried at fair value would be classified in Level 3 if unobservable inputs were significant to the instrument's fair value, even though the measurement may be derived using inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Financial Assets Carried at Fair Value

The following table provides information as of December 31, 2015 and 2014 about the Plan's financial assets carried at fair value on a recurring basis. As explained in Note 2, in 2015 the Plan adopted ASU 2015-12 that eliminated fair value measurement and disclosure requirements for fully benefit-responsive investments (i.e. the Fixed Income Fund).  Prior year fair value disclosures presented below have been updated to reflect the adoption of this new guidance.

2015	Quoted Prices	Significant
	in Active	Other
	Markets for	Observable
	Identical Assets	Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$813,532	$-	$813,532
Pooled separate accounts:
Fixed maturities	-	78,202	78,202
Equity securities	-	1,931,326	1,931,326
Total assets at fair value	$813,532	$2,009,528	$2,823,060

2014	Quoted Prices	Significant
	in Active	Other
	Markets for	Observable
	Identical Assets	Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$612,254	$-	$612,254
Pooled separate accounts:
Fixed maturities	-	80,670	80,670
Equity securities	-	1,849,590	1,849,590
Total assets at fair value	$612,254	$1,930,260	$2,542,514

Level 1 Financial Assets

Inputs include unadjusted quoted prices for identical assets in active markets accessible at the measurement date.  Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

Level 1 assets consist of shares of Cigna common stock valued at the closing price reported on the active markets on which Cigna common stock is traded.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Level 2 Financial Assets

Inputs include quoted prices for similar assets in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves. An instrument is classified in Level 2 if the Plan determines that unobservable inputs are insignificant.

Level 2 assets consist of investments in pooled separate accounts of PRIAC, investing in fixed income and equity security funds.  These investments are priced using the unadjusted NAV as of the reporting date, which is the basis for current transactions. There have been no transfers between Level 1 and Level 2 assets for the years ended December 31, 2015 and 2014.

Note 5 – Financial Assets Carried at Contract Value

The following table provides information as of December 31, 2015 and 2014 about the financial assets carried at contract value:

	As of December 31,
(In thousands)	2015	2014
Financial assets at contract value:
Fixed Income Fund	$1,810,471	$1,719,145

The Plan has a fully benefit-responsive investment contract with PRIAC for the Fixed Income Fund. PRIAC maintains the contributions in a general account. The account is credited with interest, whose rate is set by PRIAC, on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and accumulated interest which are guaranteed to the Plan.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest rate may be changed at any time (but may not be less than 1.5%).  PRIAC must give advance notice of any change in the interest rate to the Plan Administrator. PRIAC sets the interest rate based on the expected investment performance of a pool of assets owned by PRIAC and held in its general account.

A Plan sponsor initiated termination of the contract is an event that could limit the ability of the Plan to transact at contract value within 90 days of termination if, at the termination date, the market value of the assets supporting the contract is less than contract value. Other events that could limit the Plan's ability in this regard would be a plan termination or bankruptcy of PRIAC.  In this instance contract value would be paid over time or, at the Plan sponsor's discretion, paid immediately after applying a market value adjustment.  The Plan Administrator does not believe that the occurrence of such event is probable.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 6 - Tax Status
The Plan's design and current operations are consistent with all IRS requirements for tax exemption.  This was confirmed by the IRS through issuance to Cigna of a Determination Letter dated July 24, 2012.  Further, management believes that no transaction, plan amendment or other action has been undertaken since issuance of this IRS determination which compromises the Plan's exempt status.  The Plan may be subject to IRS audit but there is no such audit currently in progress, nor has there been one in the recent past.  Tax years that remain open and subject to an audit based on IRS general procedures are 2013 to 2015.
Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2015 and 2014, there were no uncertain positions taken that had an effect on the Plan financial statements or that required disclosure.
Note 7 - Related Party Transactions and Party in Interest Transactions

The Plan invests in Cigna common stock.  During the year ended December 31, 2015, the Plan purchased shares of Cigna common stock for approximately $32.8 million and sold shares of Cigna common stock for approximately $86.5 million, and experienced net appreciation of approximately $255.0 million.

The Plan also invests in the Fixed Income Fund and pooled separate accounts, all administered by PRIAC, the Plan's third party administrator and record-keeper.  Activity reported by PRIAC for these investments qualify as party in interest transactions.  Fees incurred by the Plan for administrative services are included in Plan expenses and totaled $1.8 million in 2015.  These have been paid directly to PRIAC.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks, including credit risk on fully benefit-responsive investment contracts.  Credit risk exists for these contracts because there are no reserves by the insurance company against the contract value disclosed.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

	CIGNA 401(k) PLAN

	FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
	(HELD AT END OF YEAR)

	As of December 31, 2015
	(In thousands)

		Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	PRIAC	Fixed Income Fund (contract interest rate: 3.65%)	General Account Contract	$1,810,471

*	Cigna	Cigna common stock	Common Stock	$813,532

*	PRIAC	Dryden S&P 500 Index	Pooled Separate Account	$341,070

*	PRIAC	Large Cap Blend Fund
		SA T. Rowe Price Growth Stock Strategy Fund	Pooled Separate Account	$272,233
		Large Cap Value / Barrow Hanley Fund	Pooled Separate Account	272,233
				$544,466

*	PRIAC	Mid Cap Blend Fund
		Mid Cap Value / Robeco Boston Partners Fund	Pooled Separate Account	$149,804
		Mid Cap Growth / Westfield Capital Fund	Pooled Separate Account	149,804
				$299,608

*	PRIAC	Small Cap Blend Fund
		Small Cap Growth / Emerald Fund	Pooled Separate Account	$138,047
		Small Cap Value / Integrity Fund	Pooled Separate Account	138,047
				$276,094

*	PRIAC	International Stock Fund
		International Growth/Artisan Partners Fund	Pooled Separate Account	$131,622
		International Blend/Lazard Fund	Pooled Separate Account	131,622
				$263,244

*	PRIAC	Blackrock Extended Equity Market Index Fund	Pooled Separate Account	$124,618

*	PRIAC	State Street Global Advisors Foreign Stock Index Fund	Pooled Separate Account	$82,226

*	PRIAC	Prudential Investment Management, Inc. High Yield Bond Fund	Pooled Separate Account	$78,202

		*Notes receivable from participants	Participant Loans	$94,193
		(interest rate: 2.36% to 11.50%; maturities 2016-2024)

		*Indicates party-in-interest to the Plan
		All investments are participant directed; therefore, cost value has been omitted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cigna 401(k) PLAN

Date: June 14, 2016	By: /s/ James Wolf
James Wolf
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.